King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 www.kslaw.com Zachary Davis zdavis@kslaw.com T 404.572.2770 Alan Noskow anoskow@kslaw.com T 202.626.5572

September 14, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn:	Stacie Gorman

Jeffrey Gabor

Re:	Shimmick Corporation (f/k/a SCCI National Holdings, Inc.)

Draft Registration Statement on Form S-1

Submitted August 10, 2023

CIK No. 0001887944

Ladies and Gentlemen:

On behalf of Shimmick Corporation (f/k/a SCCI National Holdings, Inc., the “Registrant”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Draft Registration Statement confidentially submitted on August 10, 2023. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, including the presentation of consolidated financial statements as of and for the six months ended June 30, 2023 and July 1, 2022 and related disclosure throughout the Draft Registration Statement.

In addition, we are providing the following responses to your comment letter, dated September 6, 2023, regarding the Draft Registration Statement. To assist your review, we have included the text of the Staff’s comments in bold below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.

We also respectfully inform the Staff that on September 12, 2023, the Registrant changed its name from SCCI National Holdings, Inc. to Shimmick Corporation.

Draft Registration Statement on Form S-1

Cover Page

1.

Please revise the graphics at the forefront of the registration statement to present a balanced picture of the company’s financial health by including net income for the most recent interim period and for the year ended December 31, 2022. Refer to Compliance Disclosure Interpretations, Securities Act Forms 101.02. Please also ensure that any footnotes to the graphics are legible.

The Registrant respectfully informs the Staff that it has removed the graphics from the forefront of the Draft Registration Statement.

September 14, 2023

Page Two

Prospectus Summary

Our Company, page 1

2.

The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, please revise to balance your disclosure here, and in the business section, with disclosure regarding any adverse experiences you have encountered since you separated from AECOM. Additionally, we note you have included disclosure related to work performed by an affiliate of AECOM. Please advise why you believe it is appropriate to reference work performed by Morrison Knudsen. Additionally, please revise your disclosure to clarify what services are provided by you and what services you rely upon subcontractors and joint venture affiliates to perform.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 2, 55 and 74.

The Registrant also believes that it has provided disclosure regarding the challenges it faces and the risks and limitations of its business under “Summary of Risk Factors” in the “Summary” section and the “Cautionary Statement Concerning Forward-Looking Statements” sections. Potential investors also have the benefit of the complete risk factors in the “Risk Factors” section that follows the Summary section. The Registrant has also provided disclosure related to its experiences with AECOM, as well as the services provided by the Registrant and ones on which the Registrant relies upon subcontractors and joint venture affiliates. The Registrant believes that it has adequately balanced this disclosure with market practice. Furthermore, while Morrison Knudsen is a legacy affiliate of the Registrant, references to Morrison Knudsen have been removed from the disclosure.

Our Market Opportunity, page 7

3.

With respect to your estimate of the size of the market opportunity, clarify your disclosure by addressing the scope of your estimate. For example, disclose whether management views this as the size of the market opportunity for similar companies as a whole, or if it is specific to SCCI. Also, balance this disclosure with a discussion of the increasing number of competitors in the industry and clarify that your estimate may not be reflective of the actual market.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 7 and 82. The Registrant has also clarified that these statements refer to the serviceable obtainable market, that is, the market the Registrant believes it can address with its current capabilities.

Risk Factors

We may be required to make additional payments to AECOM, page 28

4.

We note your disclosure that you may need to make additional payments to AECOM. Please quantify your total potential exposure to AECOM. Please clarify the impact this could have on investors, including whether proceeds of this offering could be used to make these payments. Please also revise your disclosure on page 107 as appropriate in accordance with Item 404 of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 29 in the risk factor titled “We are involved in ongoing disputes with our prior owner, AECOM, which could adversely impact our business.”

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September 14, 2023

Page Three

In addition, we note that the circumstances for which the Registrant may need to make payments to AECOM are described in the Purchase Agreement entered into in connection with the AECOM Sale Transactions (the “Purchase Agreement”), which consist of (i) a retained claim reimbursement for a legacy project that has been completed and is the subject of an ongoing dispute (“Retained Claim Reimbursement A”), (ii) a potential retained claim reimbursement in an undetermined amount for a legacy project that has not yet been completed (“Retained Claim Reimbursement B”), (iii) a one-time cash payment in the event the Earnout Thresholds (as set forth in the Purchase Agreement) are achieved (the “Earnout”) and (iv) the payment of 50% of the amount of actual income tax benefits realized (i.e., in cash or through an actual reduction in liability for tax) as a result of AECOM’s election under Treasury Regulations Section 1.1502-36(d)(6) (the “Tax Benefits Obligations” and collectively with Retained Claim Reimbursement A, Retained Claim Reimbursement B and the Earnout, the “Contractual Obligations”).

With respect to Retained Claim Reimbursement A, which is the subject of an ongoing dispute, AECOM is seeking to recover $40 million. Thus the Registrant believes the maximum exposure relating to this claim is $40 million. The Registrant does not expect the case will be adjudicated until 2025.

With respect to Retained Claim Reimbursement B, while the legacy project has not yet been completed, and the total amount of the claim and the ultimate timing is uncertain, the Registrant does not expect it will be required to make any payments to AECOM.

With respect to the Earnout, the Registrant does not anticipate it will be obligated to make any payments to AECOM as it would need to achieve EBITDA (as defined in the Purchase Agreement) of approximately $268 million for the third quarter of 2023.

With respect to Tax Benefits Obligation, the ultimate amounts payable, if any, to AECOM will be based on the actual tax benefits realized by the Registrant. There is no guarantee that the Registrant will realize any such benefits.

In addition to the above, in connection with the settlement of a dispute regarding the amount of the closing net working capital adjustment under the Purchase Agreement (the “Net Working Capital Dispute”), the Registrant agreed to pay AECOM up to 10% of the amounts recoverable on account of a claim related a legacy project, up to maximum of $9.5 million. Accordingly, the Registrant maintains the full remaining amount of $9.1 million as a contingent liability as of June 30, 2023, as $0.4 million has been previously paid. However, the amount ultimately payable to AECOM will depend on the amount actually recovered by the Registrant on account of such claim, which may be less than the amount accrued as of June 30, 2023. There is no guarantee the Registrant will be successful in recovering any amounts under such claim, in which case no amounts would be payable to AECOM relating to this matter.

Based on the foregoing, the Registrant estimates that its obligations to AECOM as of June 30, 2023 were approximately $16.0 million, which have been recorded as contingent consideration as of June 30, 2023. However, there the ultimate amounts payable to AECOM may differ from such amounts based on final resolutions of the aforementioned claims and contractual provisions. Given that each of the Contractual Disputes (excluding AECOM’s dispute relating to Retained Claim Reimbursement A) and the Net Working Capital Dispute only require payments to AECOM based on amounts recovered by the Registrant (or via a reduction in tax liabilities), the proceeds from this offering would not be used to make these payments. And with respect to Retained Claim Reimbursement A, given that the Registrant does not currently owe any money to AECOM and the case is not expected to be adjudicated until 2025, none of the proceeds from the offering are expected to be used to make any such additional payments that may be determined to be owed to AECOM.

With respect to Item 404 of Regulation S-K, we respectfully inform the Staff that at no time during the Registrant’s 2021 fiscal year (January 2, 2021 – December 31, 2021) or 2022 fiscal year (January 1, 2022 – December 30, 2022) was AECOM a related person, as such term is defined in Instruction 1 to Item 404(a) of Regulation S-K.

September 14, 2023

Page Four

An inability to secure sufficient aggregate reserves…, page 31

5.

Please explain how aggregate reserves are determined and the amount you are required to have on hand for your current operations. Please clarify if you have sufficient funds on hand, and please address the impact it will have on you and your investors if you are determined not to have sufficient reserves on hand.

In response to the Staff’s comment, the Registrant has revised the risk factor disclosure on page 31.

As clarified in these revisions, we respectfully inform the Staff that “aggregates” refers to raw materials that are produced from natural sources and extracted from pits and quarries such as gravel, crushed stone and sand. “Aggregates” in this context does not refer and is not related to funds. To eliminate any ambiguities, references to “aggregate reserves” have been replaced in such instances with the term “aggregates.”

We are an emerging growth company…, page 46

6.	Please expand this risk factors to clarify that your financials will not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 47, 72 and 73.

Cautionary Statement Concerning Forward Looking Statements, page 48

7.

We note your statement that you disclaim any obligation to update any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law. Additionally, your bullet points as to what constitutes a forward-looking statement is overly broad. Please revise as appropriate.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 50, and confirms to the Staff that it will update or revise its future disclosures as required by law.

Use of Proceeds, page 51

8.

We note that you intend to use proceeds to repay debt. Please provide all of the disclosure required by instruction 4 of Item 504 of Regulation S-K. Additionally, we note that you intend to use proceeds to acquire companies. Please advise whether you have identified companies for acquisition. Please clarify what part of proceeds you intend to use for these purposes. We may have further comments.

In response to the Staff’s comment, the Registrant has revised the “Use of Proceeds” section on page 51 with corresponding revisions throughout the disclosure to clarify that it intends to repay all outstanding borrowings under the Revolving Credit Facility (as defined in Amendment No. 1), with the remaining proceeds with the remaining amounts for working capital and other general corporate purposes, including the potential funding of future opportunistic acquisitions. The Registrant has also disclosed the information required by instruction 4 of Item 504 of Regulation S-K. The Registrant also confirms that it has not identified any specific companies for acquisition.

Additionally, the Registrant will file the Credit, Security and Guaranty Agreement as required by Item 601(b)(10) of Regulation S-K prior to effectiveness.

Management’s Discussion and Analysis…, page 55

9.

Please provide a breakdown of your backlog of contracts, current contracts and contracts that you have bid on. With respect to the backlog and current contracts, please clarify which are fixed price contracts and which are cost plus contracts. Please disclose how many of these contracts are with state or federal agencies and how many are private contracts. Please disclose your anticipated completion dates and anticipated costs and potential revenue. Please also clarify which contracts are joint venture agreements. Further, please clarify which contracts are subject to possible contractual obligations to AECOM. Please also revise your disclosure in your business section as appropriate.

September 14, 2023

Page Five

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 58 and 87. We also respectfully inform the Staff that none of the Registrant’s backlog is subject to AECOM contractual obligations.

Business

Our Projects, page 75

10.

We note the disclosure regarding your operations starting on page 76. Please clarify which properties have been completed and which are still ongoing. We also note your disclosure on page 89 that you have facilities in multiple places throughout the country. Your disclosure indicates that you have offices in California and Colorado. Please expand your disclosure to clarify where you can operate and whether you have sufficient equipment available at every facility.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 80, 81, 93 and 94.

Selective Bidding Process and Project Management, page 84

11.	Please provide a more detailed overview of how management determines whether to bid on a project and your success rate of being awarded such projects.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 88 and 89.

Executive Compensation, page 97

12.	We note that you will enter into the 2023 Omnibus plan. Please file this pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Registrant will file the 2023 Omnibus plan pursuant to Item 601(b)(10) of Regulation S-K prior to effectiveness.

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Business, Basis of Presentation and Significant Accounting Policies, page F-7

13.

Please provide us with additional information with respect to the timing of the sale of Shimmick to SCC Group. Based on disclosure in your financial statements, it appears that the acquisition of Shimmick was closed (and recorded in your financial statements) as of January 2, 2021. However, based on disclosure on page 55 it appears that SCC Group merged with and into Shimmick on November 29, 2021. Please reconcile the apparent discrepancy for us and clarify how you determined the transaction should be recorded as of January 1, 2021. In your response, please tell us whether SCC Group had any substantive operations, assets or liabilities prior to the merger with Shimmick.

In response to the Staff’s comment, we respectfully clarify for the Staff the timing of the sale of Shimmick to SCC Group. On January 2, 2021, SCC Group acquired 100% of SCCI National Holdings, Inc. stock and certain other assets and liabilities related to the SCCI National Holdings, Inc. business and subsidiaries from AECOM. Because SCC Group obtained control of the SCCI National Holdings, Inc. business, this transaction was accounted for as a business combination. SCC Group was created specifically for the purpose of acquiring SCCI National Holdings, Inc. from AECOM and, as a result of the business combination, SCCI National Holdings, Inc. become a wholly-owned subsidiary of SCC Group.

On the date that SCC Group acquired SCCI National Holdings, Inc., a subsequent merger of SCC Group and SCCI National Holdings, Inc. was not anticipated. The decision to merge the entities was made as a result of and in conjunction with SCCI National Holdings, Inc.’s IPO readiness process, which began later. Accordingly, on November 19, 2021, SCC Group was merged with SCCI National Holdings, Inc., with SCCI National Holdings, Inc. becoming the surviving entity. In the intervening period between January 2, 2021 and November 19, 2021, SCC Group’s assets and liabilities consisted of its investment in SCCI National Holdings, Inc., as well as rights to receive any net working capital settlement and any obligation to pay contingent consideration related to its January 2, 2021 acquisition of SCCI National Holdings, Inc.

September 14, 2023

Page Six

The November 19, 2021 merger of SCC Group with SCCI National Holdings, Inc. was accounted for as a combination of entities under common control. Accordingly, results of operations of the two entities have been combined from the point when they came under common control (i.e., when SCC Group acquired SCCI National Holdings, Inc. on January 2, 2021). The business combination is therefore reflected in the financial statements of the combined company for the year ended December 31, 2021.

SCC Group did not have substantive operations, assets or liabilities prior to the merger with SCCI National Holdings, Inc. except those pertaining to its acquisition of the SCCI National Holdings, Inc.

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

14.	Please file your executed Articles of Incorporation. Please see Item 601(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Registrant will file the executed Articles of Incorporation pursuant to Item 601(b)(3) of Regulation S-K prior to effectiveness.

General

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Registrant respectfully submits that it has not provided, nor has it authorized anyone to provide, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Registrant notes that it will supplementally provide the Staff copies of any of the above-described written communications or research reports of which it becomes aware.

*         *         *

The Registrant and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Zachary Davis at (404) 572-2770 or Alan Noskow at (202) 626-5572 with any questions you may have regarding this confidential submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Zachary Davis

Zachary Davis

/s/ Alan Noskow

Alan Noskow

September 14, 2023

Page Seven

cc:	Mitchell B. Goldsteen, Shimmick Corporation

Steven E. Richards, Shimmick Corporation

Devin J. Nordhagen, Shimmick Corporation